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SEC FILE NUMBER
8-70607

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2023 (MM/DD/YY) AND ENDING 06/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: REGIMENT SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

420 N. WABASH AVENUE
(No. and Street)

CHICAGO	ILLINOIS	60611
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

BRENT WILLIAMS	404-213-6863	BRENT.WILLIAMS@REGIMENTSECURITIES.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MICHAEL T. REMUS
(Name – if individual, state last, first, and middle name)

P.O BOX 2555	HAMILTON SQUARE	NJ	08690
(Address)	(City)	(State)	(Zip Code)

2/23/2010	3598
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRENT WILLIAMS _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of REGIMENT SECURITIES, LLC _____, as of 6/30 _____, 2 24 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



"OFFICIAL SEAL"
RICHARD A MARCHANT
Notary Public - State of Illinois
My Commission Expires June 04, 2025

Signature:

Title:
CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

REGIMENT SECURITIES, LLC
(SEC I.D. No. 8-70607)

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

Financial Statements and Supplemental Schedules

As of and for the Year Ended June 30, 2024

(Including Report of Independent Registered Public Accounting Firm)

REGIMENT SECURITIES, LLC
Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

FINANCIAL STATEMENTS

Statement of Financial Condition 2
Statement of Operations 3
Statement of Changes in Member's Equity 4
Statement of Cash Flows 5

NOTES TO THE FINANCIAL STATEMENTS 6-12

SUPPLEMENTAL SCHEDULES...

Schedule I: Computation of Net Capital under Rule 15c3-1 of the Securities and
            Exchange Act of 1934 13
Schedule II: Computation for Determination of Reserve Requirements and information
Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to
            Rule 15c3-3 under the Securities and Exchange Act of 14

Independent Registered Accountant's Report on Broker Dealer Exemption................... 15

Broker Dealer Exemption Report...16

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

<u>Report of Independent Registered Public Accounting Firm</u>

To: The Members
Regiment Securities, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Regiment Securities, LLC as of June 30, 2024, and the related statements of operations, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Regiment Securities, LLC as of June 30, 2024 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Regiment Securities, LLC's management. My responsibility is to express an opinion on Regiment Securities, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Regiment Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of Regiment Securities, LLC's financial statements.

The supplemental information is the responsibility of Regiment Securities, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as Regiment Securities, LLC's auditor since 2024.

Michael T. Remus, CPA
Hamilton Square, New Jersey
September 17, 2024

REGIMENT SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

June 30, 2024

ASSETS

Current Assets		
Cash	$	75,219
Accounts receivable		37,100
Due from Parent		1,591
Prepaid Expenses		179
Total Assets	$	114,089

LIABILITIES AND MEMBERS EQUITY

Current Liabilities		
Accounts payable	$	39,570
Other payable		3,320
Total Liabilities		42,890

Commitments and Contingencies (Note 8)

Members Equity		71,199
Total Liabilities & Members Equity	$	114,089

The accompanying notes are an integral part of these financial statements.

REGIMENT SECURITIES, LLC
STATEMENT OF OPERATIONS
Year Ended June 30, 2024

Revenues

Subscriptions	$	61,600
Commission sharing		12,527
Diligence fees		128,400
Investment banking Merger and Acquistion fees		
Retainer fee		449,900
Success fee		361,887
Interest income		332
Total revenues		1,014,646

Expenses

Commissions	671,766
Compensation and payroll exp	360,303
Professional fees	78,743
Regulatory fees	51,512
Technology sofware and supplies	41,190
Occupancy	7,200
General & administrative	14,370
Total expenses	1,225,084
Net loss	$ (210,438)

The accompanying notes are an integral part of these financial statements.

REGIMENT SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended June 30, 2024

Balance at July 1, 2023	$	32,839
Capital contributions		248,798
Net loss		(210,438)
Balance at June 30, 2024	$	71,199

The accompanying notes are an integral part of these financial statements.

REGIMENT SECURITIES, LLC
STATEMENT OF CASH FLOWS
Year Ended June 30, 2024

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(210,438)

Adjustments to Reconcile Net loss to Net
Cash Used In Operating Activities:

(Increase) Decrease in Operating Assets:

Accounts receivable	200
Prepaid expenses	(15)
Due to related party	(1,590)

Increase (Decrease) in Operating Liabilities:

Accounts payable	33,379
Other payable	3,320
Commissions payable	(57,474)

Net cash used in operating activities	(232,618)

Cash Flows From Financing Activities

Capital contributions	248,798
Net increase in cash	16,180
Cash at Beginning of Year	59,039

Cash at End of Year	$	75,219

Supplemental Cash Flows Disclosures

Cash paid for income taxes	$	-
Cash paid for interest	$	50

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Business**

Regiment Securities, LLC (Company), is a securities broker-dealer registered with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA), and a member of the Securities Investor Protection Corporation (SIPC). The Company is a Delaware Limited Liability Company (LLC) and a majority owned subsidiary of Regiment, LLC. (the "Parent"). The Company operates as a placement agent specializing in private placements of securities and financial advisory services.

Liquidity Matters

The Company has incurred a significant operating loss and has primarily relied on capital contributions from its parent to fund its operations and maintain its minimum net capital requirements. Management expects that the existing cash of $75,219 as of June 30, 2024 and income from operating activities will be sufficient to fund the Company's current operating plan for at least the next 12 months from the date of issuance of these financial statements.

2. **Significant Accounting and Reporting Policies**

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of June 30, 2024, and is not necessarily indicative of the results for any future period.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Significant Accounting and Reporting Policies, Continued

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors these bank accounts and does not expect to incur any losses from such accounts. The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. On June 30, 2024, the Company had no cash equivalents.

Revenue

The Company recognizes *Revenue from Contracts with Customers* in accordance with (ASC 606). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Additionally, the guidance requires the Company to follow a five-step model to a) identify the contract with a customer, b) identify the performance obligations in the contract, c) determine the transaction price, d) allocate the transaction price to the performance obligations in the contract, and e) recognize revenue when (or as) the Company satisfies a performance obligation.

In determining the transaction price, the Company may include variable consideration within the transaction price to the extent that it is probable that a significant reversal of revenue will not occur when the uncertainty is subsequently resolved. Services within the scope of ASC 606 include private securities placement services, referral activities and commission sharing with other broker-dealers.

Subscriptions – The Company sells subscription services (Capital Introduction), which are billed monthly and recognized as the performance obligations are met. The subscription services are to assist its clients in raising capital for private placement of securities. This service was discontinued in December 2023.

Commission Sharing fees – From time to time, the Company may refer certain institutional clients (generally hedge funds) who seek to engage in public markets securities trading activities to broker-dealers who are approved for such trading. The trading broker-dealer pays the Company a percentage of the commissions generated on the transactions from those institutional clients.

Significant Accounting and Reporting Policies, Continued

The Company may receive compensation for referrals involving a broad range of securities products including, but not exclusive to equity securities, closed end funds, exchange traded funds and exchange-traded limited partnerships. Referral fees are dictated by the referral arrangement entered into between the Company and the general securities broker-dealer. Commission revenue is recognized when the Company is notified of the trade normally on the date of the trade activity.

Investment Banking-Merger and Acquisition Contracts ("M&A") - In certain M&A engagements, clients are assessed nonrefundable retainer fees. These retainer fees are either up-front payments paid solely in consideration of the engagement by the client or fees which are in relation to a defined period, which could range from a single payment to recurring payments for the duration of the contract. Such periods vary in length depending on the engagement and the fees are apportioned over the period covered by the retainer fee and are considered earned when the performance obligations are satisfied. Nonrefundable retainer fees, which are not linked to a specific period of time, are recognized when performance obligations are satisfied. The Company evaluates its nonrefundable retainer payments to ensure the fees relate to a transfer of a good or service, as a direct distinct performance obligation in exchange for the retainer.

Referrals, retainers, and other fees received from customers prior to recognizing the revenue are reflected as contract liabilities (deferred revenue) on the Statement of Financial Condition. The Company had no deferred revenue at June 30, 2024.

Success Fees: are recognized on the close or the funding of an engagement. They may be a flat fee or percentage of what the customer receives. Success Fees may be net of retainers previously recognized.

Diligence Fee: The Company charges an issuer customer a due diligence fee to investigate the potential offering. The purpose of the due diligence phase is to confirm the accuracy of the information presented by the issuer. The Due Diligence process includes a reasonable investigation into the company, background checks of each person of the subject company, which also includes anti-money laundering/customer identification verification and bad actor reviews.

Income Taxes

The Company is a Limited Liability Company that is taxed as a Partnership under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its members and no liability for income taxes is reflected in the accompanying financial statements.

Significant Accounting and Reporting Policies, Continued

Income Taxes - *continued*

The Company follows the FASB Accounting Standards Codification (ASC) 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable taxing authority. Tax positions not deemed to meet the "more likely than not" threshold would be recorded as a tax expense and liability in the current period. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of June 30, 2024. The Company is not currently under audit by any tax jurisdiction.

Current Expected Credit Losses (CECL)

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Corporation can determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

The Company identified receivables as impacted by the new guidance.

The Company's conclusion that an allowance for credit losses was not required is based on the Company's expectation for the collectability of the receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards. At June 30, 2024 an allowance for credit losses was not considered necessary.

Significant Accounting and Reporting Policies, Continued

Accounts Receivable

The Company may, at times, have an account receivable related to referral and commission sharing from executed agreements with independent external parties. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. As such, the Company regularly reviews its accounts receivable for any bad debts based on the nature and contractual life or expected life of the financial assets, the Company's collection experience and customer credit worthiness.

The Company has evaluated its accounts receivable and determined that no allowance is needed for bad debt. All accounts receivable is considered collectable as June 30, 2024. The terms of accounts receivable are due when services have been provided

The Company had $37,100 in account receivable from executed contracts on June 30, 2024.

New Accounting Standards

The Company is evaluating new accounting standards and will implement as required.

3. **Leases**

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases.

The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized as the present value of its future lease payments. The discount rate used for the present value is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives

3. **Leases – _continued_**

received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term. The Company had no long-term leases as of June 30, 2024.

4. **Related Parties**

The Company has executed an expense sharing agreement (ESA) with the Parent effective June 1, 2022, whereby the Company records a monthly allocation of expenses incurred by the Parent on its behalf. During the period July 1, 2023, through June 30, 2024, the Company recorded software expenses under this agreement totaling $2,448. The Company also executed an expense sharing agreement with Stephen Burnham, CEO, and minority owner effective July 16, 2021, whereby the Company records a monthly allocation of expenses incurred by Stephen Burnham on its behalf. Included in the total is a provision for rent and utilities for office space. For the period July 1, 2023, through June 30, 2024, the Company recorded rent and utilities totaling $7,200 related to the shared expense with Stephen Burnham.

The Company pays compensation to Stephen Burnham for management of the firm. This totaled $129,180 for the year ended June 30, 2024, recorded in compensation and payroll expense.

There were no amounts receivable or payable from the above transactions at June 30, 2024.

During the period July 1, 2023, through June 30, 2024, the Parent made $246,350 in cash capital contributions to the Company, and $2,448 in debt forgiveness capital contributions of ESA allocations and direct costs paid on the Company's behalf.

5. **Net Capital Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital shall not exceed 1500% or 15:1.

5. Net Capital Requirements - continued

On June 30, 2024, the Company had net capital of $37,905 which was $32,905 in excess of its required net capital and the ratio of aggregate indebtedness to net capital was 113%.

In addition, during the year the Company had a net capital deficiency of $1,983 for three business days during the year.

6. Business Concentrations

The Company received revenue primarily from four customers, Lotus Capital, Arctaris, Delta Institute, and Repurpose, that accounted for approximately 51.9% of total revenue for the year ended June 30, 2024. Accounts receivable from these customers at June 30, 2024 was $0.

7. Subordinated Liabilities

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of the period, end of the period, and during the period ended June 30, 2024.

8. Commitments and Contingencies

The Company does not have any commitments or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation.

9. Subsequent Events

Management has evaluated all events or transactions that occurred after June 30, 2024, through the date of the issued financial statements. During this period, there were no material recognizable subsequent events that required recording or disclosures in the June 30, 2024, financial statements.

Supplemental Schedules

REGIMENT SECURITIES, LLC

Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Act of 1934

As of June 30, 2024

COMPUTATION OF NET CAPITAL

TOTAL MEMBER'S EQUITY	$	71,199

LESS:

Non-allowable assets

Prepaid deposits and accounts receivable	$	(33,294)
Net Capital	$	37,905

Minimum dollar net capital requirement of reporting broker-dealer (greater of minimum net capital requirement of $5,000 or 6 2/3% of aggregate indebtedness) $ 5,000

EXCESS NET CAPITAL		
	$	32,905
AGGREGATE INDEBTEDNESS	$	42,890
MINIMUM NET CAPITAL BASED ON AGGREGATE INDEBTEDNESS	$	2,859
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		113.%

There are no material differences between the preceding computation and the Company's corresponding unaudited amended Part IIA Form X-17A-5 as of June 30, 2024, as filed on July 24, 2024.

REGIMENT SECURITIES, LLC

**Schedule II – Computation for Determination of Reserve Requirements
and Information Relating to the Possession or Control
Requirements for Brokers and Dealers Pursuant to Rule
15c3-3 under the Securities and Exchange Act of 1934**

June 30, 2024

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and Is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and was in compliance with the conditions of Footnote 74 for the period July 1, 2023, through June 30, 2024.

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Members
Regiment Securities, LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Statement, in which (1) Regiment Securities, LLC (the "Company") stated that the Company does not hold customers' cash or securities on behalf of customers and limits its business to receiving transaction-based compensation for identifying potential merger and acquisition opportunities, private placement of securities and investment banking opportunities for its clients and, therefore has no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Footnote 74 of SEC Release 34-70073. In addition, as a result of the Company's having no obligations under SEC Rule 15c3-3, it may file an Exemption Report and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended June 30, 2024. The Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. Management is responsible for compliance with 17 C.F.R. § 240. 15c3-3 and its statements. My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240. 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
September 17, 2024

15



Exemption Report

Regiment Securities, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to; (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) for the year ending June 30, 2024.

Regiment Securities
I, Brent Williams, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:
Title: CEO